(Check One): ☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB APPROVAL
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SEC FILE NUMBER

CUSIP NUMBER

For Period Ended: December 31, 2006
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Boston Communications Group, Inc.
Full Name of Registrant

Former Name if Applicable

55 Middlesex Turnpike
Address of Principal Executive Office (Street and Number)

Bedford, Massachusetts, 01730
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As a result of the review of its historical stock option granting practices and related accounting, the Company announced on October 12, 2006 that it will need to restate previously issued financial statements to record additional non-cash charges for stock-based compensation expense relating to certain option grants and to account for the tax-related consequences. The Company is continuing to work with its independent public accountants to finalize the amounts and periods involved, and is seeking input from the Office of the Chief Accountant of the SEC with respect to those charges. Subject to the completion of that review and the preparation of the restated financial statements, the Company estimates that it will record additional charges for stock-based compensation expense in the range of approximately $10 to $13 million, including approximately $2.5 million of cash expenditures related to payroll taxes, penalties and interest, as disclosed in a Current Report on Form 8-K filed with the Securities Exchange Commission (“SEC”) on March 1, 2007. The Company believes that the periods affected extend from 1997 to 2006 and expects to restate previously issued financials statements for fiscal year 2002 through the quarter ended March 31, 2006 and to revise the results for the quarter ended June 30, 2006 which were reported on July 28, 2006.

Further, as also disclosed in that Current Report on Form 8-K, the Company and its independent public accountants have identified other areas, unrelated to stock options, which will require additional non-cash charges related to prior years’ and prior quarters’ financial statements. At this time, the Company believes that the most significant of these other charges in terms of the potential size of the adjustments relates to the capitalization of labor costs associated with software development and asset impairment. Since 1998, the Company has capitalized an aggregate of approximately $32.4 million in labor costs, which, as of June 30, 2006, the Company reported as having a net book value of $11.3 million. The Company is currently reviewing with its independent public accountants whether it properly applied applicable accounting standards when it initially capitalized these costs. Any reversal of the capitalization of labor costs would require adjustments to the prior periods over which the Company had recognized non-cash expense (amortization) relating to these capitalized costs. The Company currently believes that a substantial portion of the $32.4 million historical capitalized labor cost will need to be expensed in the restated financial statements.

The Company is also reviewing with its independent public accountants and valuation experts whether any asset impairment charges should be recorded and to what periods those charges should apply. The Company has not yet determined the aggregate amount of any such adjustments nor the specific periods affected. However, these adjustments will likely have a material impact on the Company’s previously issued financial statements.

In addition to the restatement issues described above, the Company has identified approximately $967,000 of revenue that was improperly recorded in the second quarter of fiscal 2006. That revenue was reported in the Company’s earnings release issued on July 28, 2006, together with a Current Report on Form 8-K filed with the SEC on that same date.

The Company has identified several other non-cash adjustments to be made to prior periods, but has not yet determined the aggregate impact of such adjustments nor the specific periods affected.

Based on the foregoing, the Company could not have completed its financial statements or its evaluation of the impact on internal controls in order to have timely filed the Form 10-K for the year ended December 31, 2006 (the “2006 Form 10-K”) without unreasonable effort or expense. Once these matters are finalized and the audit of the necessary restatements by the Company’s independent public accountants is complete, the Company intends to file restated financial statements for these periods, its quarterly reports for the quarters ended June 30, 2006 and September 30, 2006, and the 2006 Form 10-K as soon as practicable. However, the Company does not expect that the 2006 Form 10-K will be filed on or before the fifteenth calendar day following the required filing date as prescribed in Rule 12b-25.

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach Extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Joseph Mullaney	(781)	904-5000
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☐ Yes ☒ No

As a result of the review of its historical stock option granting practices and related accounting, the Company has not yet filed quarterly reports on Form 10-Q for the quarters ended June 30, 2006 or September 30, 2006.

In addition, the Company has filed Current Reports on Form 8-K with the SEC on October 12, 2006 and March 1, 2007 disclosing that it will need to restate previously issued financial statements to record additional non-cash charges for stock-based compensation expense relating to certain option grants and to account for the tax-related consequences, and it will need to make adjustments to previously issued financial statements to address the other matters described above. As a result, as stated in these Current Reports on Form 8-K, the financial statements and related notes and related financial data for all prior periods, including all annual and interim periods included in the Company’s most recently filed Form 10-K and most recently filed Form 10-Q, as well as all earnings releases, outlook statements, press releases and similar communications issued by the Company relating to those financial statements should not be relied upon.

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company currently expects revenues for fiscal year 2006 to be in a range of approximately $85 to $90 million. The Company currently expects that its revenues for fiscal year 2005, which were previously reported as approximately $104 million, will be restated upwards to approximately $105 to $110 million. (This adjustment is a result of restating expense reimbursement payments from customers as revenues, rather than as an offset to expense which had been the Company’s previous practice). The revenue decline from 2005 to 2006 was related to the loss of revenues from customers Verizon Wireless, Cingular Wireless and Alltel Corporation, which had completed their migration off the Company’s platform to other third-party providers by approximately mid-June 2006. In addition, as described in the Company’s Current Report on Form 8-K filed with the SEC on March 1, 2007, Sprint plans to migrate a substantial portion of the services that the Company currently provides Sprint to another third-party provider by mid 2007. The Company currently estimates that when the migration is complete the Company’s annual revenues will be reduced (giving effect to the rate change pursuant to the July 2006 Restated Agreement) by approximately $45 to $55 million.

The Company currently expects a comparison of expenses for fiscal year 2006 and fiscal year 2005 to be impacted by the following:

•

as previously announced on July 21, 2006, the Company entered into a settlement and license agreement with Freedom Wireless. The Company made substantial payments with respect to this settlement and recorded a royalty prepayment. The Company recorded expenses of $64.3 million in 2005 related to estimated losses on this litigation. As a result of the settlement in 2006, the Company recorded a gain (partially reversed the litigation accrual) of $18.5 million;

•

an increase in professional expenses in 2006 relating to the Company’s review of its historical stock option granting practices and related accounting, and the preparation of restated financial statements and related matters. The Company currently estimates these cost to be approximately $6.0 million; and

•	Adjustments relating to expenses for the matters discussed in Part III hereof.

The foregoing information is preliminary and is subject to the Company completing its review and the preparation of the restated financial statements. In Part III of this form 12b-25, the Company summarizes several material accounting issues that will negatively impact the results of operations for previously issued financial statements. The company continues to work with its independent public accountants to finalize these matters.

Boston Communications Group, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	April 3, 2007	By	/S/ JOSEPH MULLANEY
Chief Financial Officer and Treasurer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).